Exhibit 99.5

Celcom Axiata Berhad Achieves 16-Point NPS Improvement with NICE
Voice of the Customer Solution

The NICE solution allows the Malaysia-based telco to collect customer feedback in real time and take immediate action to improve its customer experience

Paramus, New Jersey, September 10, 2015 – NICE Systems (NASDAQ: NICE) today announced that Celcom Axiata Berhad, a premier mobile telecommunications provider in Malaysia, has realized a significant improvement in customer satisfaction since implementing the NICE Fizzback solution in November 2014. Throughout its retail branches, NPS (net promoter score) has increased by 15 points, while its contact center operations have seen a 16-point NPS improvement.

As a result of its success with the NICE Voice of the Customer solution, Celcom has been named a winner of the 2015 NICE Innovation Award. The solution allows the company to make strategic decisions based on the analysis of large amounts of customer data. It also provides managers and frontline employees increased visibility and helps them take immediate action to prevent customer churn.

For instance, within 30 minutes of every interaction with a service agent, whether in person or over the phone, Celcom engages their customers by asking them to comment on their experience and level of satisfaction. The company can quickly reach out to customers expressing any dissatisfaction and make sure their needs are being met.

According to Celcom, as part of its clearly defined customer experience strategy, the company invested in customer satisfaction tools in order to create unforgettable experiences for its users. This contributed to the significant improvement in its customer service, as the NICE Fizzback solution allowed Celcom to immediately act on the feedback it received following all interactions.

“The NICE solution helps Celcom create perfect experiences by proactively reaching out to customers to ensure the highest level of satisfaction with its services. Our closed-loop feedback technology delivers data directly to frontline employees, which in turn means faster responses and greater retention success,” said Raghav Sahgal, President of NICE Asia Pacific. “The success of the solution is clear – Celcom has already increased its NPS scores by 15-16 points across the board within just six months of launch.”

About Celcom
Celcom is Malaysia’s first and foremost mobile telecommunications provider with almost 14 million customers. Established in 1988, it boasts the widest national 2G, 3G and 4G LTE networks, covering over 98% of the population. Celcom is part of the Axiata Group of Companies, one of the world’s largest telecommunications companies, with close to 260 million customers across 9 Asian markets. www.celcom.com.my.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.